UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2025

Hongyan Yu
Chief Executive Officer
Cybriatech Inc
B2, 6/F, Phase-2 Hang Fund Industrial Building
2G, Hok Yuen Street, Hung Hom, Kowloon
Hong Kong

Re: Cybriatech Inc
Amendment No. 4 to Registration Statement on Form S-1
Filed October 15, 2025
File No. 333-287896

Dear Hongyan Yu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-1

Risk Factors, page 8

1. We note your response to prior comment 1, including your revisions to state that you do not have any effective customer agreements that are currently generating revenue, and reissue in part. Please add risk factor disclosure to address this point by way of stand-alone risk factor or otherwise, including the current or potential impact on your financial condition and results of operation as well as liquidity and ability to continue as a going concern. Please also revise your Description of Business section to prominently state this information and clarify whether the disclosure in your Overview of Current Operations section is aspirational.

Financial Statements, page F-1

2. Please update your financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X.

Please contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services